ATLAS AMERICA, INC.

August 14, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
Mail Stop 3651
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Atlas America, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed February 29, 2008 Form 10-Q for Quarter Ended March 31, 2008 Filed May 9, 2008 File No. 1-32169

Dear Mr. Owings:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 5, 2008 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the comment letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview of Years Ended December 31, 2007 and 2006, Three Months Ended December 31, 2005 and Year Ended September 30, 2005, page 62

1.
We note your response to comments 3 and 4 in our letter dated June 2, 2008. As requested, please explain to us in sufficient detail how you intend to comply with our comments. In this regard, please provide us with the disclosure format and general disclosure proposed to address our comment (as you provided in response to other comments).

Mr. H. Christopher Owings

Response: The Registrant has added the following disclosure to its Management’s Discussion and Analysis in its Form 10Q for the quarter ended June 30, 2008 and will in the future address this area in a similar manner, with respect to your prior comment 3:

Off Balance Sheet Arrangements

As of June 30, 2008, our off balance sheet arrangements are limited to ATN’s guarantee of Crown Drilling of Pennsylvania, LLC’s $3.6 million credit agreement, APL’s letters of credit outstanding of $22.0 million and our commitments to expend approximately $158.6 million on capital projects. In addition, we are committed to invest a total of $20.0 million in Lightfoot, of which $10.7 million has been invested as of June 30, 2008.

Response: The Registrant has added the following disclosure to its Management’s Discussion and Analysis in its Form 10Q for the quarter ended June 30, 2008 and will in the future address this area in a similar manner, with respect to your prior comment 4:

Recent Trends and Uncertainties

Atlas Energy. Realized pricing of ATN’s oil and natural gas production is primarily driven by the prevailing worldwide prices for crude oil and spot market prices applicable to United States natural gas production. Pricing for natural gas and oil production has been volatile and unpredictable for many years. Significant factors that may impact future commodity prices include developments in the issues currently impacting Iraq and Iran and the Middle East in general; the extent to which members of the Organization of Petroleum Exporting Countries and other oil exporting nations are able to continue to manage oil supply through export quotas; and overall North American gas supply and demand fundamentals, including the impact of increasing liquefied natural gas deliveries to the United States. Although we cannot predict the occurrence of events that will affect future commodity prices or the degree to which these prices will be affected, the prices for commodities that we produce will generally approximate market prices in the geographic region of the production. In order to address, in part, volatility in commodity prices, ATN has implemented a hedging program that is intended to reduce the volatility in its revenues. This program mitigates, but does not eliminate, ATN’s sensitivity to short-term changes in commodity prices. See Item 3, “Quantitative and Qualitative Disclosures About Market Risk”.

We believe that current natural gas prices will continue to cause relatively high levels of natural gas-related drilling in the United States as producers seek to increase their level of natural gas production. Although the number of natural gas wells drilled in the United States has increased overall in recent years, a corresponding increase in production has not been realized, primarily as a result of smaller discoveries and the decline in production from existing wells. We believe that an increase in United States drilling activity, additional sources of supply such as liquefied natural gas, and imports of natural gas will be required for the natural gas industry to meet the expected increased demand for, and to compensate for the slowing production of, natural gas in the United States. The areas in which ATN operates are experiencing significant drilling activity as a result of recent high natural gas prices, new increased drilling for deeper natural gas formations and the implementation of new exploration and production techniques.

Mr. H. Christopher Owings

While we anticipate continued high levels of exploration and production activities in the areas in which ATN operates, fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new natural gas reserves. Drilling activity generally decreases as natural gas prices decrease. We have no control over the level of drilling activity in the areas of ATN’s operations.

Atlas Pipeline. The midstream natural gas industry links the exploration and production of natural gas and the delivery of its components to end-use markets and provides natural gas gathering, compression, dehydration, treating, conditioning, processing, fractionation and transportation services. This industry group is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells.

APL faces competition for natural gas transportation and in obtaining natural gas supplies for its processing and related services operations. Competition for natural gas supplies is based primarily on the location of gas-gathering facilities and gas-processing plants, operating efficiency and reliability, and the ability to obtain a satisfactory price for products recovered. Competition for customers is based primarily on price, delivery capabilities, flexibility, and maintenance of high-quality customer relationships. Many of APL’s competitors operate as master limited partnerships and enjoy a cost of capital comparable to and, in some cases lower than, APL. Other competitors, such as major oil and gas and pipeline companies, have capital resources and control supplies of natural gas substantially greater than APL. Smaller local distributors may enjoy a marketing advantage in their immediate service areas. We believe the primary difference between APL and some of its competitors is that APL provides an integrated and responsive package of midstream services, while some of its competitors provide only certain services. We believe that offering an integrated package of services, while remaining flexible in the types of contractual arrangements that APL offers producers, allows APL to compete more effectively for new natural gas supplies in its regions of operations.

As a result of APL’s POP and keep-whole contracts, its results of operations and financial condition substantially depend upon the price of natural gas and NGLs. We believe that future natural gas prices will be influenced by supply deliverability, the severity of winter and summer weather and the level of United States economic growth. Based on historical trends, we generally expect NGL prices to follow changes in crude oil prices over the long term, which we believe will in large part be determined by the level of production from major crude oil exporting countries and the demand generated by growth in the world economy. The number of active oil and gas rigs has increased in recent years, mainly due to recent significant increases in natural gas prices, which could result in sustained increases in drilling activity during the current and future periods. However, energy market uncertainty could negatively impact North American drilling activity in the short term. Lower drilling levels over a sustained period would have a negative effect on natural gas volumes gathered and processed.

Mr. H. Christopher Owings

Part III, Page 150

Item 10. Directors and Officers of the Registrant, page 150

Code of Ethics, page 152

2.
We note your response to comment 12 of our letter dated June 2, 2008. On the page with the text, “Investor Relations—Newly Revised and Now Regularly Updated! —Click here to review the newly revised and dynamically updated Atlas America Investor Relations section,” the hyperlinks at left worked, but when we clicked to review the newly revised and dynamically updated Atlas America Investor Relations section, we were led to a page where the same set of hyperlinks at left did not work. Here is the address of the latter webpage: http://phx.corporate-ir.net/phoenix/zhtm1?c=176445&p=irol-irhome. In other words, there currently are two ways to access your corporate governance documents on your website, but one of the ways does not work.

Response: Please be advised that we have corrected the technical problem with the hyperlinks located at the left of the web page after the following text is clicked, “Click here to review the newly revised and dynamically updated Atlas America Investor Relations section.” Both ways of accessing our corporate governance documents on our website are now operational.

Item 13. Certain Relationships and Related Transactions, page 170

3.
We note your responses to comments 19 and 20 of our letter dated June 2, 2008. Please also indicate whether the board or one of its committees is also required to approve all related person transactions, as opposed to simply reviewing them. Also indicate how your policy and compliance with your policy is evidenced. See Item 404(b) of Regulation S-K.

Response: In future filings, the Registrant will indicate whether the board or one of its committees is also required to approve all related person transactions, as opposed to simply reviewing them. The Registrant will also indicate how its policy and compliance with its policy is evidenced. The disclosure will be similar to the following:

We do not have a separate written policy with respect to transactions with related persons that are required to be disclosed in proxy statements by SEC regulations. However, consistent with our code of business conduct and ethics, our policy is to have our board of directors or one of its committees consisting solely of independent directors approve all related party transactions. In approving any related person transaction, the board or committee must determine that the transaction is fair and reasonable to us. All persons performing services for us are required by our code of business conduct and ethics to report a potential conflict of interest, initially to their immediate supervisor.

Mr. H. Christopher Owings

If you have any questions or comments regarding this letter, please contact Nancy J. McGurk, Chief Accounting Officer, at (330) 896-8510, ext. 201 or Lisa Washington, Chief Legal Officer, at (215) 717-3387.

Very truly yours,

Atlas America, Inc.

By:	/s/ Nancy J. McGurk

Name:	Nancy J. McGurk

Title:	Chief Accounting Officer